UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.      2      )*

Atmos Energy Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04956010
(CUSIP Number)

Check the following box if a fee is being paid with this statement _. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Brinson Partners, Inc.
36-3664388

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  _
(b)  x

3

SEC USE ONLY

4

CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5

SOLE VOTING POWER
167,652 shares

6

SHARED VOTING POWER
- -0-

7

SOLE DISPOSITIVE POWER
167,652 shares

8

SHARED DISPOSITIVE POWER
- -0-

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON 167,652 shares

10

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES*





11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%


12


TYPE OF REPORTING PERSON*
CO IA

*SEE INSTRUCTION BEFORE FILLING OUT!

1

NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Brinson Trust Company
36-37833

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  _
(b)  x

3

SEC USE ONLY

4

CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5

SOLE VOTING POWER
193,848 shares

6

SHARED VOTING POWER
- -0-

7

SOLE DISPOSITIVE POWER
193,848 shares

8

SHARED DISPOSITIVE POWER
- -0-

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON 193,848 shares

10

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES*

11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%


12


TYPE OF REPORTING PERSON*
BK

*SEE INSTRUCTION BEFORE FILLING OUT!

1

NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Brinson Holdings, Inc.
36-367060

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  _
(b)  x

3

SEC USE ONLY

4

CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5

SOLE VOTING POWER
Not Applicable

6

SHARED VOTING POWER
Not Applicable

7

SOLE DISPOSITIVE POWER
Not Applicable

8

SHARED DISPOSITIVE POWER
Not Applicable

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
Not Applicable

10

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES*





11




PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
Not Applicable

12

TYPE OF REPORTING PERSON*
CO HC

*SEE INSTRUCTION BEFORE FILLING OUT!

Item (a)  Name of Issuer:
Atmos Energy Corp. (the "Company)

Item (b)  Address of Issuer's Principal Executive
Offices:
800 Three Lincoln Centre
5430 LBJ Freeway
Dallas, Texas  75240

Item 2(a) Name of Person Filing:
Brinson Partners, Inc. ("BPI") is filing this statement on behalf of itself, Brinson Trust Company ("BTC") and Brinson
Holdings, Inc. ("BHI"). BPI is a wholly owned subsidiary of BHI. BTC is a wholly owned subsidiary of BPI. Exhibit I hereto contains the agreement of BPI, BTC and BHI to file a joint disclosure statement on Schedule 3G.

Item 2(b) Address of Principal Business:
Each of BPI, BTC and BHI's principal business office is located at 209 South LaSalle, Chicago, Illinois 60604-295.

Item 2(c) Citizenship:
BPI is a corporation under the laws of Delaware.
BHI is a corporation under the laws of Delaware. BTC is a corporation under the laws of Illinois.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common")

Item 2(e) CUSIP Number:
0495600

Item 3    Type of Person Filing:
Brinson Partners, Inc. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 940. Brinson Trust Company is a bank in accordance with 240.3d(b)()(ii)(B), and Brinson Holdings, Inc. is a Parent Holding Company in accordance with 240.3d-(b)()(ii)(G) of the Exchange Act.

Item 4    Ownership:
Not Applicable, See Item 5 below.

Item 5    Ownership of Five Percent or Less of a Class:
The reporting persons disclosed herein have ceased to be the beneficial owner(s) of more than five percent of the class of securities listed above.

Item 6    Ownership of More than Five Percent on Behalf of
Another Person:
Not Applicable.

Item 7    Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported On By the Parent
Holding Company: Not Applicable.

Item 8    Identification and Classification of Member of the
Group:
Not Applicable.

Item 9    Notice of Dissolution of Group:
Not Applicable.

Item 10   Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 11, 1994

EXHIBIT I
AGREEMENT
Pursuant to Rule 13d-1(f)(1) of the Securities and Exchange Commission, the undersigned agrees that the statement on Schedule (including all amendments thereto) with respect to the Common Stock of Atmos Energy Corporation to which this agreement is attached is to be filed on behalf of each of the undersigned and that Brinson Partners, Inc. is hereby authorized to sign and file any and all required amendments to such Schedule .

BRINSON PARTNERS, INC.
BRINSON TRUST COMPANY
BRINSON HOLDINGS, INC.

By:   Samuel W. Anderson as Vice President of each of the
above Companies